Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Financial Results for the Third Quarter of 2016

SHANGHAI, China, December 19, 2016 – Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), today announced its unaudited financial results for the third quarter ended September 30, 2016.

In the third quarter of 2016, Acorn’s management continued to execute its business turnaround strategy. Revenues declined year-over-year, reflecting the ongoing transition of the Company’s business model. However, significantly higher gross margin and lower operating expenses led to a dramatic improvement in the net loss during the quarter to $1.8 million compared to a net loss of $9.8 million a year ago. The Company closed the quarter with a solid cash position of $27.7 million, up from $12.3 million at the end of 2015.

In the remainder of 2016, Acorn will seek to increase revenue, maintain healthy margins, manage expenses and generate additional cash flow. Management will focus on growing sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network. As part of its ongoing policy to liquidate non-core assets, Acorn plans to sell certain non-core assets with a carrying amount of approximately $17.2 million and may sell shares of Yimeng Software Technology Co., Ltd, a publicly traded company in China, as appropriate.

Financial Results for the Third Quarter of 2016:

Total net revenues were $7.5 million in the third quarter of 2016, down from $14.0 million in the third quarter of 2015.

Cost of sales in the third quarter of 2016 was $3.4 million, down from $14.0 million in the third quarter of 2015.

Gross profit in the third quarter of 2016 was $4.1 million, as compared to $35,876 in the third quarter of 2015. Gross margin was 54.5% in the third quarter of 2016, up from 0.3% in the third quarter of 2015.

Total operating expenses in the third quarter of 2016 were of $5.6 million, compared to total operating expenses of $10.0 million in the third quarter of 2015.

Loss from operations was $1.5 million in the third quarter of 2016, as compared to a loss from operations of $9.9 million in the third quarter of 2015.

Share-based compensation was $79,538 in the third quarter of 2016, as compared to nil in the third quarter of 2015.

Other income was $0.5 million in the third quarter of 2016, as compared to other income of $0.1 million in the third quarter of 2015.

Net loss was $1.8 million in the third quarter of 2016 as compared to a net loss of $9.8 million in the third quarter of 2015.

As of September 30, 2016, Acorn’s cash and cash equivalents, with restricted cash, totaled $27.7 million, as compared to $12.3 million as of December 31, 2015.

As of September 30, 2016, the Company had repurchased 140,563 ADSs at an average price $7.60 per ADS under its share repurchase program.

Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), December 19, 2016 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	+1-888-220-8474
Northern China:	+86-10-800-714-1504
Southern China:	+86-10-800-140-1379
Hong Kong:	+1-800-903-658
International:	+1-913-312-0384

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 4169655 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through December 26, 2016 and can be accessed by dialing (888) 203-1112, or (719) 457-0820, passcode 4169655. An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements and include statements with respect to the Company’s ability to increase revenue, maintain margins, manage expenses and generate additional cash flow; the Company’s ability to grow sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network; and the Company ability to sell its non-core assets as planned. The Company’s efforts to implement its proposed business plans, reduction of operating expenses or sale of its assets may not succeed as anticipated or at all. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company's ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company's ability to stay abreast of consumer market trends and maintain the Company's reputation and consumer confidence; the Company's ability to execute and maintain a successful market strategy; potential unauthorized use of the Company's intellectual property; potential disruption of the Company's manufacturing processes; increasing competition in China's consumer market; the Company's U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2015 annual report on Form 20-F filed with SEC on May 16, 2016. For a discussion of other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of the Company's Form 20-F for the fiscal year ended December 31, 2015. The Company's actual results of operations for the third quarter of 2016 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended September 30		9 Months Ended September 30
	2015 (unaudited)	2016 (unaudited)	2015 (unaudited)	2016 (unaudited)

Net revenues	14,040,566	7,540,146	38,484,634	18,456,112
Cost of revenues	(14,004,690)	(3,428,467)	(30,386,300)	(9,003,461)
Gross profit	35,876	4,111,679	8,098,334	9,452,651
Operating (expenses) income
Advertising expenses	(51,432)	-	(2,143,498)	(23,701)
Other selling and marketing expenses	(4,959,365)	(3,285,211)	(20,409,392)	(8,866,963)
General and administrative expenses	(4,691,563)	(2,783,853)	(18,826,786)	(9,540,267)
Other operating income, net	(277,065)	468,099	(472,998)	7,260,739
Total operating (expenses) income	(9,979,425)	(5,600,965)	(41,852,674)	(11,170,192)
Loss from operations	(9,943,549)	(1,489,286)	(33,754,340)	(1,717,541)
Other income, net	109,729	459,428	817,726	18,550,007
Income (loss) before income taxes and equity in losses of affiliates	(9,833,820)	(1,029,858)	(32,936,614)	16,832,466
Income tax expenses	(30,471)	(26,232)	17,791	(4,785,523)
Equity in losses of affiliates	-	(718,121)	-	(718,121)
Net income (loss)	(9,864,291)	(1,774,211)	(32,918,823)	11,328,822
Net (loss) attributable to noncontrolling interests	(14,879)	(1,740)	(54,157)	(24,578)
Net income (loss) attributable to Acorn International, Inc.	(9,849,412)	(1,772,471)	(32,864,666)	11,353,400

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS
(In US dollars)

	December 31, 2015	September 30, 2016
		(Unaudited)
Assets
Cash and cash equivalents	12,146,854	27,638,816
Restricted cash	126,278	104,825
Accounts receivable, net	1,905,499	2,546,766
Notes receivable	276,062	130,084
Inventory	4,135,624	3,818,539
Held-for-sale assets	3,808,471	-
Prepaid advertising expenses	474,761	439,456
Other prepaid expenses and current assets, net	6,314,872	4,010,408
Deferred tax assets, net	1,076,154	1,046,470
Current assets	30,264,575	39,735,364

Prepaid land use rights	7,195,292	6,874,795
Property and equipment, net	16,615,300	15,259,496
Acquired intangible assets, net	876,970	650,698
Investments in affiliates	718,121	110,000
Available-for-sale securities	181,164,778	75,891,006
Convertible loan	3,257,622	3,361,316
Other long-term assets	626,108	372,893
Total assets	240,718,766	142,255,568

Liabilities and equity
Accounts payable	3,061,519	1,905,825
Accrued expenses and other current liabilities	11,855,695	5,042,478
Income taxes payable	2,091,559	6,285,496
Deferred revenue	548,066	422,254
Current liabilities	17,556,839	13,656,053

Deferred tax liability	44,449,212	18,298,450
Total liabilities	62,006,051	31,954,503

Equity
Ordinary shares	890,185	890,185
Additional paid-in capital	161,308,330	161,796,406
Accumulated deficits	(126,349,246)	(114,995,846)
Accumulated other comprehensive income	162,580,400	83,428,999
Treasury stock, at cost	(20,109,451)	(21,176,247)
Total Acorn International, Inc. shareholders' equity	178,320,218	109,943,497

Noncontrolling interests	392,497	357,568
Total equity	178,712,715	110,301,065
Total liabilities and equity	240,718,766	142,255,568

###